Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333-69145 and 333-86530 of Newmont Mining Corporation of our report dated June XX, 2011 with respect to net assets available for benefits of the Retirement Savings Plan of Newmont at December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of assets (held at end of year) and delinquent participant contributions at December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Retirement Savings Plan of Newmont.
/s/ Causey Demgen & Moore Inc.
Causey Demgen & Moore Inc.
Denver, Colorado
June 29, 2011